Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

(1) PROPOSED CHANGE OF DIRECTORS

(2) PROPOSED CHANGE OF SHAREHOLDER REPRESENTATIVE SUPERVISOR AND

(3) NOTICE OF 2020 ANNUAL GENERAL MEETING

A notice dated April 27, 2021 convening the 2020 annual general meeting of the Company (the “AGM”) to be held at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) on Thursday, June 17, 2021 at 9:30 a.m. is set out on pages 7 to 10 of this circular.

Whether or not you propose to attend the AGM in person, you may complete and return the enclosed proxy form in accordance with the instructions printed thereon. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Friday, May 28, 2021.

Precautionary measures for the AGM

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the AGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM in person that they should carefully consider the risks of attending the AGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified above, instead of attending the AGM in person.

April 27, 2021

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Board of Directors:	Registered office:
Executive Directors	No. 1052 Heping Road, Luohu District
Wu Yong	Shenzhen, Guangdong Province
Hu Lingling	The People’s Republic of China
Guo Xiangdong	Postal Code: 518010

Non-executive Directors	Principal Place of Business in Hong Kong:
Guo Jiming	No. 112, Floor M
Wang Bin	Hung Hom Station, Kowloon
Zhang Zhe	Hong Kong

Independent Non-executive Directors
Frederick Ma Si-Hang Tang Xiaofan
Qiu Zilong

April 27, 2021

To the shareholders of the Company

Dear Sir and Madam,

(1) PROPOSED CHANGE OF DIRECTORS

(2) PROPOSED CHANGE OF SHAREHOLDER REPRESENTATIVE SUPERVISOR AND

(3) NOTICE OF 2020 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain from voting on the ordinary resolutions to be proposed at the 2020 annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others: (a) the proposed change of directors of the Company (the “Directors”, and each a “Director”); and (b) the proposed change of shareholder representative supervisor of the Company (the “Shareholder Representative Supervisor”); and (ii) the notice of the AGM.

LETTER FROM THE BOARD

B.	PROPOSED CHANGE OF DIRECTORS

The Company has received a written notice from China Railway Guangzhou Group Co., Ltd. (“GRGC”), the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company as of April 22, 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular (the “Latest Practicable Date”), that (1) it intended to terminate: (i) the engagement of Mr. Wang Bin as a non-executive Director with the Company due to adjustment of work commitment, and (ii) the engagement of Mr. Guo Xiangdong as an executive Director with the Company due to adjustment of work commitment; and (2) it intended to elect: (i) Mr. Hu Dan as a non-executive Director of the ninth session of the board of the Company (the “Board”), and (ii) Mr. Zhou Shangde as an executive Director of the ninth session of the Board. None of the foregoing executive and non-executive Directors proposed to be elected is an independent Director as defined under the articles of association of the Company (the “Articles of Association”).

The Company shall adopt the cumulative voting system (the “Cumulative Voting System”) in respect of the election of the foregoing proposed Directors in accordance with the Articles of Association and the Company’s “Rules for the Implementation of the Cumulative Voting System”. The biographies of the proposed Director candidates are set out below.

Biographies of Proposed Director Candidates

Mr. Hu Dan, male, born in June 1972, holds a bachelor’s degree and is an engineer. Mr. Hu had previously served as the chief of the Integrated Analysis Division of the Safety Supervision Office, the deputy chief of the Safety Supervision Office, the secretary of the Party Committee of the Loudi Railway Depot, the head of the Loudi Railway Depot and the head of the Zhuzhou Railway Station of Guangzhou Railway (Group) Company. He has been serving as the chief of the Transportation Department of GRGC since July 2020.

LETTER FROM THE BOARD

Mr. Zhou Shangde, male, born in December 1970, holds a master’s degree and is a political officer. Mr. Zhou had previously served as the deputy head of the Organization and Human Resources Department, the chief of the Party Committee Office and the chairman of the union of the General Service Center of the Company; the deputy head of the Human Resources Department, the deputy chief of the Party Committee Office, the chief of the Reception Office and the secretary of the Party General Branch of the Company Affairs Office of Guangzhou Railway (Group) Company; and the secretary of the Party Committee and head of the Shenzhen Railway Station, the head and deputy secretary of the Party Committee of the Shenzhen North Railway Station of the Company. He has been serving as an employee representative supervisor of the Company since May 2015 and an employee representative supervisor and the deputy secretary of the Party Committee of the Company since March 2021.

Save as disclosed in this circular, as of the Latest Practicable Date, none of Mr. Hu Dan and Mr. Zhou Shangde (i) has held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; (iii) has interest or is deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”); or (iv) has relationship with any other Directors, supervisors, senior management or substantial or controlling shareholder(s) of the Company.

The term of office of Mr. Hu Dan and Mr. Zhou Shangde shall be the remaining term of the ninth session of the Board, which ends on the date of the 2022 annual general meeting of the Company. In line with the Company’s remuneration and allowance package for the ninth session of the Board, each of Mr. Hu Dan and Mr. Zhou Shangde will not be entitled to any remuneration or allowance from the Company in relation to his service as a Director.

Mr. Wang Bin and Mr. Guo Xiangdong have confirmed that they have no disagreement with the Board and there is no other matter in relation to the proposed termination of their engagement that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “HKSE”).

Save as disclosed above, there is no other matter in relation to the proposed appointment of Mr. Hu Dan and Mr. Zhou Shangde that needs to be brought to the attention of the Shareholders or the HKSE, nor any information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

LETTER FROM THE BOARD

C.	PROPOSED CHANGE OF SHAREHOLDER REPRESENTATIVE SUPERVISOR

The Company has received a written notice from GRGC that (1) it intended to terminate the engagement of Mr. Liu Mengshu as a Shareholder Representative Supervisor with the Company due to adjustment of work commitment; and (2) it intended to elect Mr. Lei Chunliang as a Shareholder Representative Supervisor of the ninth session of the supervisory committee of the Company (the “Supervisory Committee”). The biographies of the proposed Shareholder Representative Supervisor candidate are set out below.

Biographies of Proposed Shareholder Representative Supervisor Candidate

Mr. Lei Chunliang, male, born in April 1963, holds a bachelor’s degree and is a senior political officer. Mr. Lei had previously served as the secretary of the Communist Youth League Committee of Xi’an Railway Sub-bureau under Zhengzhou Railway Bureau; the secretary of the Party Committee of the Xi’an Railway Station of Xi’an Railway Bureau; the vice chairman of the union, the deputy secretary of the Party Committee and the secretary of the Discipline Inspection Committee of Xi’an Railway Bureau; and the deputy secretary of the Party Committee, the secretary of the Discipline Inspection Committee and a director of China Railway Xi’an Bureau Group Co., Ltd. He has been serving as the secretary of the Discipline Inspection Committee of GRGC since September 2020.

Save as disclosed in this circular, as of the Latest Practicable Date, Mr. Lei Chunliang (i) has not held any directorship in any listed public companies in the last three years, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has no other major appointment or professional qualification; (iii) has no interest and is not deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the SFO; or (iv) has no relationship with any other Directors, supervisors, senior management or substantial or controlling shareholder(s) of the Company.

The term of office of Mr. Lei Chunliang shall be the remaining term of the ninth session of the Supervisory Committee, which ends on the date of the 2022 annual general meeting of the Company. In line with the Company’s remuneration and allowance package for the ninth session of the Supervisory Committee, Mr. Lei Chunliang will not be entitled to any remuneration or allowance from the Company in relation to his service as a Shareholder Representative Supervisor.

Mr. Liu Mengshu has confirmed that he has no disagreement with the Board and there is no other matter in relation to the proposed termination of his engagement that needs to be brought to the attention of the Shareholders or the HKSE.

LETTER FROM THE BOARD

Save as disclosed above, there is no other matter in relation to the proposed appointment of Mr. Lei Chunliang that needs to be brought to the attention of the Shareholders or the HKSE, nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

D.	THE PROFITS DISTRIBUTION PROPOSAL FOR 2020

According to the audited financial statements of the Company for the year ended December 31, 2020, the Company recorded a net loss attributable to the Shareholders for the year 2020. Taking into consideration the current operating position of the Company, the capital requirements for maintaining normal operation and steady development of the principal business of the Company and to enhance the Company’s risk resistance capacity under the continuous impact of the COVID-19 pandemic, the Company proposed not to make profits distribution for the year 2020 nor capitalize any capital reserves to increase the share capital of the Company in accordance with the profits distribution policy under the Articles of Association.

E.	ANNUAL GENERAL MEETING

The voting in respect of the resolutions proposed at the AGM will be conducted by way of poll. The Cumulative Voting System will be adopted for the voting of Resolutions No. 11.1 and 11.2. For details of the Cumulative Voting System, please refer to the Articles of Association and the Company’s “Rules for the Implementation of the Cumulative Voting System”.

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend and vote at the AGM, the register of members of H Shares will be closed from Tuesday, May 18, 2021 to Thursday, June 17, 2021 (both days inclusive), during which period no transfer of H Shares will be registered. If any holder of H Shares intends to attend and vote at the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with Computershare Hong Kong Investor Services Limited, the Company’s registrar for H Shares, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, May 17, 2021.

Holders of H Shares whose names appear on the register of members of the Company at 4:30 p.m. on Monday, May 17, 2021, or their proxies, are entitled to attend and vote at the AGM.

A notice convening the AGM is set out on pages 7 to 10 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant Shareholders. A proxy form for use at the AGM is enclosed with this circular.

LETTER FROM THE BOARD

Whether or not you propose to attend the AGM in person, you may complete and return the enclosed proxy form in accordance with the instructions printed thereon. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Friday, May 28, 2021.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

NOTICE OF 2020 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2020 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2020 annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) on Thursday, June 17, 2021 at 9:30 a.m. to consider and, if thought fit, pass the following resolutions of the Company:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company for the year 2020 be and is hereby reviewed and approved.

2.	THAT the work report of the supervisory committee of the Company for the year 2020 be and is hereby reviewed and approved.

3.	THAT the audited financial statements of the Company for the year 2020 be and are hereby reviewed and approved.

4.	THAT the profits distribution proposal of the Company for the year 2020 be and is hereby reviewed and approved.

5.	THAT the financial budget of the Company for the year 2021 be and is hereby reviewed and approved.

NOTICE OF 2020 ANNUAL GENERAL MEETING

6.

THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for the year 2021 and their remunerations be and are hereby reviewed and approved.

7.	THAT the termination of the engagement of Mr. Liu Mengshu as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.

8.	THAT the termination of the engagement of Mr. Wang Bin as a non-executive director of the Company be and is hereby reviewed and approved.

9.	THAT the termination of the engagement of Mr. Guo Xiangdong as an executive director of the Company be and is hereby reviewed and approved.

10.	THAT the appointment of Mr. Lei Chunliang as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.

11.	The appointment of the following directors of the Company by adopting the cumulative voting system:

11.1.	THAT the appointment of Mr. Hu Dan as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.2.	THAT the appointment of Mr. Zhou Shangde as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

Notes:

(1)

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend and vote at the AGM, the register of members of H Shares will be closed from Tuesday, May 18, 2021 to Thursday, June 17, 2021 (both days inclusive), during which period no transfer of H Shares will be registered. If any holder of H Shares intends to attend and vote at the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with Computershare Hong Kong Investor Services Limited, the Company’s registrar for H Shares, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, May 17, 2021. Holders of H Shares whose names appear on the register of members of the Company at 4:30 p.m. on Monday, May 17, 2021, or their proxies, are entitled to attend and vote at the AGM. Holders of A shares of the Company will be given a separate notice of the AGM.

(2)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the AGM and vote on such shareholder’s behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

NOTICE OF 2020 ANNUAL GENERAL MEETING

(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, May 28, 2021.

(6)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

(7)

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the AGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM in person that they should carefully consider the risks of attending the AGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified, instead of attending the AGM in person.

NOTICE OF 2020 ANNUAL GENERAL MEETING

Registered office of the Company:

No.1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board
Guangshen Railway Company Limited Tang Xiangdong
Company Secretary

Shenzhen, the PRC

April 27, 2021

As at the date of this notice, the executive directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong; the non-executive directors are Mr. Guo Jiming, Mr. Wang Bin and Mr. Zhang Zhe; and the independent non-executive directors are Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong.